UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one)    ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2021

    ☐ Transition Report on Form 10-K
    ☐ Transition Report on Form 20-F
    ☐ Transition Report on Form 11-K
    ☐ Transition Report on Form 10-Q
    ☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Meredith Corporation
Full Name of Registrant

Former Name if Applicable

1716 Locust St.
Address of Principal Executive Office (Street and Number)

Des Moines, IA 50309
City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Meredith Corporation (Meredith or the Company) is unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the fiscal year ended June 30, 2021, within the prescribed time period. The Company requires additional time to complete its financial statements as a result of contemporaneous engagement of its resources in preparation for the Company’s proposed spin-off of its national media group and corporate functions to Meredith shareholders. Meredith anticipates that it will file its Annual Report on Form 10-K for the fiscal year ended June 30, 2021, as soon as possible and within the fifteen-day grace period provided by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Jason Frierott	515	284-3000
(Name)	(Area Code)	(Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If answer is no, identify report(s).     ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Meredith expects to report fiscal 2021 earnings from continuing operations of approximately $307 million, compared to a loss from continuing operations of approximately $209 million in the prior year. The anticipated increase compared to the prior year is due to revenue growth, particularly for digital and political advertising, as well as non-cash impairment charges included in the prior year and a gain on disposition of the Travel + Leisure trademark in the current year. The Company also expects to report adjusted EBITDA of approximately $683 million, compared to $548 million in the prior year.

Fiscal 2021 adjusted EBITDA is calculated as earnings from continuing operations of $307 million plus the addbacks of interest expense of $179 million, income tax expense of $87 million, and depreciation and amortization of $163 million, less special items of $53 million, which totals $683 million. Special items in fiscal 2021 primarily relate to the gain on the sale of the Travel + Leisure trademark, less other severance and related benefit costs, integration and restructuring costs, and transaction costs. Fiscal 2020 adjusted EBITDA is calculated as loss from continuing operations of $209 million plus the addbacks of interest expense of $146 million, depreciation and amortization of $220 million, and special items of $423 million, less an income tax benefit of $32 million, which totals $548 million. Special items in fiscal 2020 primarily relate to impairment of goodwill, in addition to operating lease assets, intangible assets, and property, plant, and equipment.

The foregoing fiscal 2021 estimates are preliminary and unaudited. These results are as of the time of this filing and, although they are believed to be reliable, they may be subject to change after the completion of customary year-end processes and reviews.

Rationale for use and access to non-GAAP results
The Company’s management uses and presents GAAP and non-GAAP results to evaluate and communicate its performance. Non-GAAP measures should not be construed as alternatives to GAAP measures. Adjusted EBITDA is a common supplemental measure of performance used by investors and financial analysts. Management believes that adjusted EBITDA provides an additional analytical tool to clarify the Company’s results from core operations and delineate underlying trends. Adjusted EBITDA is defined as earnings from continuing operations before interest, taxes, depreciation, amortization, and special items. Management has removed these costs as they are deemed to be non-operational in nature. Management does not use adjusted EBITDA as a measure of liquidity or funds available for management’s discretionary use because it excludes certain contractual and non-discretionary expenditures.

Cautionary note regarding forward looking statements
This filing contains forward-looking statements that involve risks and uncertainties. The foregoing statements about expected financial results are forward-looking statements within the meaning of and made in reliance on the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. While these forward-looking statements are based upon information presently available to the Company and assumptions that it believes to be reasonable, such forward-looking statements are inherently subject to risks and uncertainties, many of which are beyond the Company’s control. Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. The forward- looking statements included in this filing are made only as of the date hereof. The Company does not undertake any obligation to update any such statements or to publicly announce the results of any revisions to any of such statements to reflect future events or developments.

Meredith Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 30, 2021	By	/s/ Jason Frierott
Jason Frierott
Chief Financial Officer
(Principal Financial and Accounting Officer)